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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO SECTION 13A-16 OR 15D-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               For October 4, 2005

                        Commission File Number: 001-14534


                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)


                           4200, 150 - 6TH AVENUE S.W.
                                CALGARY, ALBERTA
                                 CANADA T2P 3Y7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F [_]           Form 40-F   [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [_]                No  [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                  PRECISION DRILLING CORPORATION



                                  Per: /s/ Jan M. Campbell
                                       ------------------------
                                       Jan M. Campbell
                                       Corporate Secretary


Date:  October 4, 2005


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N E W S   R E L E A S E
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              PRECISION TRUST CONVERSION DOCUMENTATION BEING MAILED

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CALGARY, ALBERTA, CANADA, October 4, 2005 - Precision Drilling Corporation
("Precision") announced today the mailing to securityholders of the Notice of Special Meeting of Securityholders and Information Circular with respect to the Plan of Arrangement for the reorganization of Precision into Precision Drilling Trust (the "Trust"). Copies of this documentation have been submitted for posting on SEDAR (www.sedar.com). The special meeting to consider the conversion is scheduled to take place on October 31, 2005 at 10:00 a.m. (Calgary time) at the Metropolitan Conference Centre, Royal Room, 333 - 4th Avenue S.W., Calgary, Alberta.

Pursuant to the reorganization, shareholders will be entitled to receive in exchange for each common share held (i) one unit of the Trust ("Trust Units");
(ii) their pro-rata share of the 26 million common shares of Weatherford International Ltd. owned by Precision ("Weatherford Shares"); and (iii) their pro-rata share of up to $850 million of cash in aggregate. The Weatherford Shares will not be subject to any resale restrictions, however, Precision will not be able to complete the reorganization or transfer the Weatherford Shares until a Registration Statement to be filed by Weatherford is declared effective by the U.S. Securities and Exchange Commission. The Trust will own Precision's existing business and will make regular monthly distributions to holders of the Trust Units. Based on current business conditions, it is anticipated that the board of Trustees of the Trust will set the initial regular distributions to the Trust's unitholders at approximately $0.24 per Trust Unit per month with the first such payment expected to be made in the month following the effective date of the reorganization.

The actual amount distributed will be dependent on various economic factors and is at the discretion of the Board of Trustees. The anticipated distribution policy targets the use of approximately 70% of available cash for distribution to Trust Unitholders. Based upon current economic factors and the size of the Trust's capital budget, it is expected that the remaining approximately 30% of cash available for distribution will fund the Trust's annual capital expenditure program.

Certain statements contained in this press release may contain words such as "anticipate", "could", "should", "expect", "believe", "will" and similar expressions and statements relating to matters that are not historical facts. These statements are "forward-looking statements" within the meaning of Section 27A of the SECURITIES ACT OF 1933 and Section 21E of the SECURITIES ACT OF 1934. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of the entities discussed in this Press Release to be materially different from any future results, performances or achievements expressed or implied by such forward-looking statements. Such factors include fluctuations in the market for oil and gas and related products and services; competition; the demand for services provided by Precision; changes in laws and regulations, including environmental and tax laws and regulations, to which Precision is subject and other factors, which are described in further detail in Precision's filings with the US Securities and Exchange Commission.

Precision is listed on the Toronto Stock Exchange under the trading symbols "PD" and "PD.U" and on the New York Stock Exchange under the trading symbol "PDS".

For further information please contact Mr. Robert T. German, Vice President and Chief Accounting Officer, 4200, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, Telephone: (403) 716-4500, Fax: (403) 264-0251, Website:
www.precisiondrilling.com.